SEVERN TRENT

RECEIVED

2007 NOV -6 A 4:3

31 October 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Investor Day'

07027814

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZK- Investor Day - 31 October 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc is holding an investor day at 9am in the City Presentation Centre, London. Copies of the slides and scripts will be available on the Severn Trent website (www.severntrent.com).

END